IGGYS HOUSE, INC.
One South Wacker Drive, Suite 1900
Chicago, Illinois 60606

January 23, 2008

VIA FACSIMILE & EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:
Iggys House, Inc.
Registration Statement on Form S-1 (File No. 333-145275)
Filed on August 9, 2007

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Iggys House, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above-referenced registration statement, as amended, and all exhibits thereto (the "Registration Statement"). The Registration Statement was never declared effective and no securities have been sold pursuant thereto. The Company's request is based upon its decision not to proceed with a public offering of securities at this time. The Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c) promulgated under the Securities Act.

        The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

        In addition, the Company respectfully requests that the Commission consent to the withdrawal of the Company's registration statements on Form 8-A (File No. 001-33779), which were filed with the Commission on October 30, 2007 and November 28, 2007 in accordance with Section 12(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with Rule 12d1-2 under the Exchange Act, neither of the Form 8-A registration statements has become effective.

        Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement and the Form 8-A registration statements as soon as it is available. The Company's facsimile number is (312) 932-9808. If you have any questions with respect to this matter, please contact Mark D. Wood, Esq., of Katten Muchin Rosenman LLP at (312) 902-5493.

        Thank you very much for your prompt attention to this matter.

Very truly yours,
/s/ JOSEPH A. BARR Joseph A. Barr President and Chief Financial Officer
cc:
Joseph J. Fox, Iggys House, Inc.
Stephen Otis, Iggys House, Inc.
Mark D. Wood, Esq., Katten Muchin Rosenman LLP